December 11, 2007

Neal R. Verfuerth
President and Chief Executive Officer
Orion Energy Systems, Inc.
1204 Pilgrim Road
Plymouth, WI 53073

>   **Re: Orion Energy Systems, Inc.**
>   **Registration Statement on Form S-1/A**
>   **Filed November 29, 2007**
>   **File No. 333-145569**

Dear Mr. Verfuerth:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Principal and Selling Stockholders, page 97

1.   We note the paragraph added before the table. It is inappropriate to disclaim responsibility for your disclosure. Please revise to remove any implication to the contrary.

2.   For offered securities that were acquired upon exercise of options after you first filed this registration statement, please tell us when you granted the options. Also, please tell us when you initially sold the securities mentioned in the last sentence of footnote 24 and clauses (i) and (vi) of footnote 68.

Exhibits

3.   We note your response to prior comment 14. We reissue the comment and note
        the schedules missing from exhibit 1.1 and the exhibit A missing from exhibit
        10.16.

                                    * * * * * * *

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in connection
with our review of your filing or in response to our comments on your filing.

        We will consider a written request for acceleration of the effective date of the
registration statement as confirmation of the fact that those requesting acceleration are
aware of their respective responsibilities under the Securities Act of 1933 and the
Securities Exchange Act of 1934 as they relate to the proposed public offering of the
securities specified in the above registration statement. We will act on the request and,
pursuant to delegated authority, grant acceleration of the effective date.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration
of a registration statement. Please allow adequate time after the filing of any amendment
for further review before submitting a request for acceleration. Please provide this
request at least two business days in advance of the requested effective date.

        You may contact Dennis Hult at (202) 551-3618 or Kaitlin Tillan, Assistant Chief
Accountant, at (202) 551-3604 if you have questions regarding comments on the
financial statements and related matters. Please contact Joseph McCann at (202) 551-
6262 or me at (202) 551-3617 with any other questions.

                                        Sincerely,

                                        Russell Mancuso
                                        Branch Chief

cc (via fax):   Steven R. Barth, Esq.—Foley & Lardner LLP